SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2009 with the report for the three-month periods ended on September 30, 2009 and on September 30, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2009, the Company reported its Financial Statements for the three-month periods ended on September 30, 2009 and 2008:

	In thousands Ps.	In thousands Ps.
Ordinary Period Result	09/30/09	09/30/08
(three-month period): profit (loss)	18,459	(23,015)
Extraordinary Period Result
(three-month period): profit	—	—
Period (Loss) Profit	18,459	(23,015)

Net Worth Composition:
Capital stock	78,206	78,206
Integral adjustment of capital	84,621	84,621
Premium on shares and own shares negotiation	522,805	522,805
Technical revaluations	3,953	3,953
Reserve for new projects	62,509	62,509
Free disposable reserve	15,734	—
Legal reserve	20,090	16,092
Retained earnings (loss) profit	(3,601)	56,955
Total Net Worth	784,317	825,141

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the three-month period financial statements, the Company’s Capital Stock is of Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	495,410,107	63.35%
Parque Arauco Argentina S.A	152,589,700	19.5%
Parque Arauco S.A.	57,338,554	7.33%
Sociedad Inversora Int. Parque Arauco S.A.	21,188,698	2.71%
Other Shareholders	55,537,155	7.10%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes (due July 19, 2014), the Company’s Capital Stock would increase to Ps. 223,971,649.8, divided into 2,239,716,498 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,474,986,095	65.86%
Parque Arauco Argentina S.A	152,686,428	6.82%
Parque Arauco S.A.	57,338,554	2.56%
Sociedad Inversora Int. Parque Arauco S.A.	498,636,167	22.26%
Other Shareholders	56,069,254	2.50%

For this calculation, the conversion price considered was 0.3240.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 11, 2009